UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.
Public Company of Authorized Capital
Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42
Company Registration (NIRE) 35.300.332.067

MATERIAL FACT
GETNET´S ACQUISITION – ACQUISITION OF RESIDUAL PARTICIPATION

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil"), in compliance with the provisions of paragraph 4 of Article 157 of Law 6,404/76 and Instruction 358/02 of the Brazilian Securities and Exchange Commission, as amended, informs, in the scope of the Notice to the Market disclosed on July 15, 2013 and in the Material Facts of April 7, 2014 and July 31, 2014, that on this date Manzat Inversiones AAU S.A. and Guilherme Alberto Berthier Stumpf ("Minority Shareholders"), exercised the put option ("Put Option") provided for in the Stock Purchase and Sale Agreement and other Covenants, executed on April 4, 2014, so that Santander Brasil will acquire all the shares issued by Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Getnet") owned by the Minority shareholders, corresponding to 11.5% of the capital stock of Getnet, for the amount of R$ 1,431,630,000.00 (one billion, four hundred and thirty one million, six hundred and thirty thousand reais).

It is hereby further informed that the acquisition of the shares comprised in the Put Option will be subject to the prior approval granted by the Brazilian Central Bank, and the execution of the transfer act of the shares of Getnet owned by the Minorities and.

Santander Brasil will keep its shareholders and the market informed of any new material facts related to the transaction.

São Paulo, December 19th, 2018.

ANGEL SANTODOMINGO
     Investors´Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 19, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer